EX-FILING FEES

Calculation of Filing Fee Tables

Amendment to Schedule TO
(Form Type)

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid
Fees Previously Paid	$604,590,000	(1)	0.01476%	$89,237.48	(2)
Total Transaction Valuation	$604,590,000			$89,237.48
Total Fees Due for Filing				$-
Total Fees Previously Paid				$89,237.48
Total Fee Offsets
Net Fee Due				$0

(1) Calculated as the aggregate maximum purchase price for Interests.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024, equals $147.60 per million dollars of the value of the transaction.